Exhibit 99.1

FOR IMMEDIATE RELEASE

Chai-Na-Ta Corp. to file Articles of Dissolution

VANCOUVER, BRITISH COLUMBIA – September 19, 2012 – Chai-Na-Ta Corp. (the “Corporation”), announced that the Corporation’s directors have resigned today, and on or shortly after September 26, 2012 the Corporation will file Form 17 – Articles of Dissolution to Corporations Canada and will be dissolved following the issuance by the Director appointed under the Canada Business Corporations Act of a Certificate of Dissolution.

FOR FURTHER INFORMATION PLEASE CONTACT:

Chai-Na-Ta Corp.
Wilman Wong
Chief Executive Officer/Corporate Secretary
(604) 272-4118
E-mail: wilmanw@chainata.com
Website: www.chainata.com